

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (480/347-4203 and 866/536-4044)

April 6, 2011

Jeffrey I. Rassas
Chief Executive Officer
YouChange Holdings Corp.
7154 East Stetson Drive, Suite 330
Scottsdale, Arizona 85251

      Re: **YouChange Holdings Corp.**
            Current Report on Form 8-K
            Filed February 28, 2011
            Form 10-K for the Fiscal Year Ended June 30, 2010
            Filed October 13, 2010
            Form 10-Q for the Quarter Ended December 31, 2010
            Filed March 8, 2011
            Form 10-Q for the Quarter Ended September 30, 2010
            Filed November 15, 2010
            File No. 333-152959

Dear Mr. Rassas:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Pamela Long
                      Assistant Director